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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Melissa Kindelan
Christine Dietz
Folake Ayoola
Jan Woo

Re:	Solaredge Holdings Limited
Draft Registration Statement on Form F-1
Confidentially submitted on June 28, 2021
CIK No. 0001867752

Ladies and Gentlemen:

On behalf of Solaredge Holdings Limited (the “Company”), we are hereby confidentially submitting an amended version of the Draft Registration Statement (“Amended Draft Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Draft Registration Statement”). The Amended Draft Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on July 27, 2021 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Cover Page

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

August 12, 2021 Page 2

1.	Please clarify whether the company will be a controlled company after the offering. We note that Elbrus Capital Funds currently owns 65% of the ordinary shares. If appropriate, please disclose on the prospectus cover page that you will be a controlled company and indicate the amount of shares that will be held by Elbrus Capital Funds. In addition, add appropriate risk factor disclosure regarding the influence of Elbrus Capital Funds.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 6, 53, 54, 149 and 150 of the Amended Registration Statement in response to the Staff’s comment.

Presentation of Financial and Other Information

Unaudited Pro Forma Condensed Combined Financial Information, page vi

2.	We note your disclosure here and on page 13 that you adjust for pro forma adjustments that are directly attributable to the N1 Acquisition and factually supportable. Please revise your disclosures to comply with the updated guidance in Article 11-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages vi, 13 and 74 through 76 of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

3.	Please revise to disclose your net losses for the reporting periods to balance your discussion of revenues on page 3. Also disclose that you have significant indebtedness and quantify these for the reporting periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 79 and 102 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

Holders of our ADSs or ordinary shares have limited choice of forum, page 55

4.	You state that "actions by holders of our ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York." Because, as you noted, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, please revise to state that there is uncertainty as to whether a court would enforce a provision that provides exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 56 and 57 of the Amended Registration Statement. The Company respectfully advises the Staff that it is still in the process of finalizing the depositary bank’s appointment and negotiating the deposit agreement. Therefore, all the disclosure regarding the ADS program and the deposit agreement is subject to the finalized deposit agreement.

August 12, 2021 Page 3

Capitalization, page 64

5.	We note you disclose two significant changes to your capitalization since December 31, 2020. Please tell us whether you intend to update your historical financial statements, as well as all related financial information, such as your presentation here, for an interim period. To the extent you do not intend to update, please revise this presentation to reflect these two events in the table. Such presentation should be reflected separately from impact of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it intends to revise the Registration Statement to update the Group’s historical financial statements and data for the 2021 interim period once available.

Selected Consolidated Historical Financial and Other Data

Non-IFRS Measures, page 68

6.	We note the following adjustments in your Consolidated Adjusted EBITDA measure: Capitalized development costs, Reclassification of lease related amortization and interest, and Reclassification of operating expense related to software licenses to amortization. As the consolidated measure is not the reportable segments’ measure of profit or loss it is considered a non-IFRS measure. Therefore, these adjustments appear to substitute individually tailored recognition methods for those of IFRS. Please revise to remove these adjustments from the Consolidated Adjusted EBITDA measure. Refer to Questions 100.04 and 104.04 of the Non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it revised pages 11, 71 through 73 of the Amended Registration Statement and elsewhere to remove these adjustments from the Consolidated Adjusted EBITDA measure

7.	Revise to disclose the most directly comparable IFRS measure for Consolidated Adjusted EBITDA Margin with greater prominence throughout the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 105 and 106 of the Amended Registration Statement in response to the Staff’s comment to present net margin as the most directly comparable IFRS measure with equal or greater prominence to each instance of Adjusted EBITDA Margin for the Group.

Other Data, page 70

8.	Please tell us what consideration you gave to providing additional disclosure regarding “Average UMV (Unique Monthly Visitors)” by platform (websites versus mobile apps) and audience (users versus customers), “listings” by agents and individual sellers for a particular period, and “average revenue per paying account” by residential and commercial real estate verticals. To the extent there are any known trends or uncertainties regarding these, please consider revising your results of operations section to discuss.

August 12, 2021 Page 4

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 79, 102, 105, 112 and 120 of the Amended Registration Statement to present the share of mobile application use in the following metrics: (i) the average UMV (Unique Monthly Visitors) and (ii) leads to agents and individual sellers. The Company also revised the disclosure on page 110 of the Amended Registration Statement in response to the Staff’s comment to present a further disclosure of “listings” by agency types (large, mid-size and small agencies) and individual sellers for the year ended December 31, 2020.

The Company advises the Staff that it has considered additional disclosure of the “average UMV” by audience (users versus customers) and “average revenue per paying account” by residential and commercial real estate verticals. The Group’s management team believes that such additional disclosure with respect to the average UMV by audience would have a limited informative value for investors as (i) the average UMV, combining all platform visitors, is the key metric of the platform traffic used by the Company, and (ii) it is challenging to correctly distinguish and track whether the Group’s platform visitor is making a platform visit as a customer or general user. The Company’s management team also believes that additional disclosure with respect to “average revenue per paying account” by residential and commercial real estate verticals also has limited informational value for investors as (i) in general, the average revenue per paying account does not significantly vary by residential and commercial real estate verticals and (ii) certain paying accounts (particularly for certain agencies) can cover both residential and commercial real estate properties, as such, the Company believes such metric has limited informational value.

Furthermore, the Company respectfully advises the Staff that it has revised the disclosure on pages 15 and 80 of the Amended Registration Statement to elaborate on the known trends and uncertainties regarding these abovementioned metrics, specifically the average UMV.

Unaudited Pro Forma Condensed Combined Financial Information, page 72

9.	You disclose that because the N1 Acquisition was completed on February 5, 2021, a pro forma statement of financial position as of December 31, 2020 was not presented. Please tell us whether you intend to update the historical financial statements for a 2021 interim period. If not, please explain this disclosure and how it complies with Article 11-02(c)(1).

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it intends to revise the Registration Statement to update the Group’s historical financial statements for the 2021 interim period once the relevant historical financial statements are available.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Facilities, page 91

10.	You state that iRealtor LLC breached its maintenance covenants under the Facility Agreement related to net assets and EBITDA and advertising expenses which required you to obtain a waiver from Raiffeisenbank with respect to this breach of covenants. Please discuss the specific covenants that were breached.

August 12, 2021 Page 5

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 94 of the Amended Registration Statement in response to the Staff’s comment.

Industry

Our Total Addressable Market, page 128

11.	Please discuss the assumptions and limitations underlying your estimated addressable market of RUB 410 billion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Amended Registration Statement in response to the Staff’s comment.

Principal and Selling Shareholders, page 146

12.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure with respect to the Elbrus Capital Funds and MPOC Technologies Ltd. on page 154 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it will provide an updated disclosure related to ELQ Investors II in a subsequent amended registration statement.

Related Party Transactions, page 148

13.	We note that a board member, Dmitri Krukov, is the founder and a senior partner at Elbrus Capital, which is the controlling shareholder of the company. Please disclose whether there is an agreement between the company and Elbrus for representation on the board of directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Elbrus’ right of representation on the board of directors and the related rights thereto are anticipated to be reflected in the new Articles of Association for the Company that it intends to adopt in connection with this Offering.

Consolidated Financial Statements

Note 2.4 Summary of significant accounting policies

(c) Revenue from contracts with customers, page F-10

14.	Please revise your policy disclosure for listing revenue to include the new subscription-based model discussed on page 75 and explain how that differs from the cost per time basis arrangements. Also, revise to discuss your policy related to the value-added services listed on page 109.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and F-10 of the Amended Registration Statement in response to the Staff’s comment.

August 12, 2021 Page 6

Note 5. Segment Information, page F-22

15.	We note that you currently manage and operate your business as two reportable segments: Core Business and Adjacent Services. Please address the following:

•	Provide us with details about your management structure and how your company is organized.

•	Describe the role of your CODM and each of the individuals reporting to the CODM.

•	Identify and describe the role of each of your segment managers.

•	Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

•	Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	Describe the basis for determining the compensation for each individual that reports to the CODM.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has carefully evaluated all criteria set out in IFRS 8, Operating Segments (“IFRS 8”) and, in light of these requirements, for the historical period presented in the Amended Draft Registration Statement, it identified:

•	four (4) operating segments (comprising Core Business, Mortgage Marketplace, Valuation and Analytics and C2C Rental) and

•	two (2) reportable segments (Core Business and Adjacent Services), as three operating segments (Mortgage Marketplace, Valuation and Analytics and C2C Rental) are aggregated under the reportable segment “Adjacent Services” for the purposes of determining reportable segments pursuant to IFRS 8. For the analysis of the aggregation approach criteria under IFRS 8 and how the requirements of IFRS 8.12 are met, the Company respectfully directs the Staff to the Company’s response to the Staff’s comment 17 below.

Commencing in 2021 during the first half of the year, the Group added “End-to-End Offerings” as another operating segment, which is anticipated to be reflected in the Group’s consolidated interim financial statements as of and for the six months ending June 30, 2021, as an additional operating segment forming part of the Adjacent Services reportable segment.

The Group’s Chief Executive Officer, Maxim Melnikov, is the Group’s Chief Operating Decision Maker (“CODM”). He has the overall responsibility for the operations and strategic development of the Group, including making decisions about resource allocations and assessing performance of the Group’s operating segments. In accordance with IFRS 8, the CODM considers financial information from the Group’s operating segments (such as the Adjusted EBITDA of the operating segments, as discussed below) in assessing the performance of the operating segments and the Group as a whole and making resource allocations and other strategic decisions.

August 12, 2021 Page 7

For the analysis of the Group’s approach to identifying its operating and reportable segments under IFRS 8, the Company respectfully directs the Staff to the Company’s response to the Staff’s comment 17 below.

Below, the Company respectfully provides detailed information in responses to the individual bullet points in the Staff’s comment 15.

First Bullet: Provide us with details about your management structure and how your company is organized.

The Group’s headquarters are in Cyprus, with operational headquarters in Moscow, Russia. The Group operates its online real estate classified platform across Russia and is organized in the following reportable segments, operating segments and business units:

Reportable segments:	Core Business			Adjacent Services
Operating segments:	Core Business			Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offerings(1)
Business units (or products):	Primary Real Estate	Secondary Real Estate	Commercial Real Estate	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offerings(1)

(1)	For the historical period presented in the Amended Draft Registration Statement, the Group identified four (4) operating segments (Core Business, Mortgage Marketplace, Valuation and Analytics and C2C Rental) and six (6) business units (primary real estate, secondary real estate, commercial real estate, mortgage marketplace, valuation and analytics and C2C rental). Commencing in 2021, during the first half of the year, the Group added “End-to-End Offerings” as another operating segment and business unit, which is anticipated to be reflected in the Group’s consolidated interim financial statements as of and for the six months ending June 30, 2021, as an additional operating segment forming part of the Adjacent Services reportable segment. For the purposes of responding to this comment, the Company will cover End-to-End Offerings as an operating segment and business unit already in existence for the historical period presented in the Amended Draft Registration Statement. Online Transaction Services and Home Swap services included in this unit already started incurring expenses during the first half of 2021 and are expected to be fully launched as live products in the second half of 2021.

The Group’s core business is its online real estate classifieds platform, where Group’s customers, such as, primarily, real estate agents and developers, place their property listings and related advertising on the Group’s platform (websites “Cian.ru”, “N1.ru”, “EMLS.ru” and “MLSN.ru” as well as through the Cian and N1 mobile applications). The Group’s Core Business reportable segment corresponds to the Group’s Core Business operating segment, which, in turn, consists of the following business units:

•	secondary real estate (comprising property listings in the secondary residential real estate market by real estate agencies, individual agents as well as private real estate sellers and landlords);

•	primary real estate (comprising lead generation solutions for real estate developers in the primary residential real estate market and related advertising services); and

•	commercial real estate (comprising property listings by real estate agencies, individual agents and private sellers, in the primary and secondary commercial (offices and warehouses) real estate market).

August 12, 2021 Page 8

The Group’s strategic vision and ultimate goal is to continue advancing beyond the classic classifieds concept to become an end-to-end online platform providing services to address multiple user concerns and demands that arise during each stage of their real estate journey. As such, the Group is actively focusing on exploring new ways of monetizing its platform and developing new offerings (products and services). Should these offerings become viable and scalable across the platform, they subsequently become the Group’s “business units”. Should such business units meet the operating segment criteria of IFRS 8.5, they become our “operating segments”. Thereafter, pursuant to the requirements set out in IFRS 8.11 and 8.12, our operating segments are aggregated to form the Group’s reportable segments “Core Business” and “Adjacent Services”.

The Group’s Adjacent Services reportable segment consists of the following operating segments, which are also stand-alone business units:

•	Mortgage Marketplace (the Group earns commissions, on a pay per lead model, charged to banks and financial institutions for users applying for mortgages through our platform);

•	Valuation and Analytics (the Group earns fees derived from the customers for providing access to the Group’s proprietary real estate market research, data analytics and market intelligence services);

•	C2C Rental (the Group earns revenue for providing an end-to-end solution in property rentals, where commission is charged for digitalizing, facilitation and operating property rentals service (including tenant background checks, digital signing of agreements, online payments and insurance)); and

•	End-to-End Offerings, such as Online Transaction Services (where the Group enables execution of real estate transactions fully online, including document checking, verification, signing and storage) and Home Swap services (where the Group provides an alternative way to finance a real estate purchase by facilitating simultaneous sales and purchases of properties). As noted, the Group anticipates adding “End-to-End Offerings” as another operating segment and business unit in the interim financial statements as of and for the six months ending June 30, 2021, as this operating segment was created in the first half of 2021. For the purposes of responding to this comment, we will cover End-to-End Offerings as an operating segment and business unit already in existence.

The following is a chart of the Company’s management and reporting structure(1):

Maxim Melnikov Chief Executive Officer CODM
Core Business				Adjacent Services				Corporate Functions(2)
Secondary real estate + primary real estate			Commercial real estate	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offerings	Others (see below)
Chief Commercial Officer (Core Business Co-Segment Manager) (Mikhail Posrednikov)	Head of Business Unit Secondary Real Estate (Core Business Co-Segment Manager) (Artem Glebov)	Head of Business Unit Primary Real Estate (Core Business Co-Segment Manager) (Viktoria Kovtun)	Head of Business Unit Commercial Real Estate (Core Business Co-Segment Manager) (Mikhail Vasilyev)	Head of Operating Segment Mortgage Marketplace (Dmitry Kamaldynov)	Head of Operating Segment Valuation and Analytics (Sergey Palamarchuk)	Head of Operating Segment C2C Rental (Svetlana Tyulbasheva)(3)	Head of Operating Segment End-to-End Offerings (Sergey Palamarchuk)

(1)	The chart focuses on reporting structure. While heads of Business Unit Secondary Real Estate and Business Unit Primary Real Estate report directly to CODM, they formally serve under the Chief Product Officer. Similarly, the heads of Operating Segment Valuation and Analytics, Operating Segment C2C Rental and Operating Segment End-to-End Offerings report directly to the CODM, while they formally serve under the Chief Product Officer.

(2)	Corporate Functions is not an operating segment per IFRS 8.6.

(3)	Svetlana Tyulbasheva served as the Head of Operating Segment C2C Rental for the historical period presented in the Amended Draft Registration Statement until July 2021. She will be replaced from August 2021.

August 12, 2021 Page 9

The executive management team that reports to the CODM is primarily based at the Group’s headquarters in Moscow.

The Core Business reportable segment correlates with the Core Business operating segment, which is managed by co-managers: (i) the Head of Secondary Real Estate Business Unit, (ii) the Head of Primary Real Estate Business Unit, (iii) the Chief Commercial Offer, who works closely with the Heads of Secondary and Primary Real Estate Business Units and is also responsible for the secondary and primary real estate business units and (iv) the Head of Commercial Real Estate Business Unit. All Core Business operating segment co-managers report to the CODM.

The Adjacent Services reportable segment comprises four operating segments: Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings. The Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings operating segments are managed by the Head of Operating Segment Mortgage Marketplace, the Head of Operating Segment Valuation and Analytics, the Head of Operating Segment C2C Rental and the Head of Operating Segment End-to-End Offerings, respectively. They all report directly to the CODM.

Second Bullet: Describe the role of your CODM and each of the individuals reporting to the CODM.

Maxim Melnikov, the Group’s Chief Executive Officer and its CODM, manages the Group’s business and determines the overall strategy and development plans of the Group. He receives and analyses the operational metrics and reviews budget etimates from his direct reports for each of the business units (discrete financial information is available only for operating segments Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings), assesses operating performance of the operating segments and makes operating decisions for the Group as a whole.

The CODM is also responsible for the allocation of resources. In particular, he approves the budgets for each of the operating segments and the Group as a whole and makes the key operating decisions related to how much to invest in each of the operating segments as well as the corporate overhead (including marketing, human resources, IT and finance). He also makes the Group’s key strategic and operating decisions, such as launch of new offerings (products and services), approval of significant capital and other expenditures, implementation of marketing strategies and entry into mergers, acquisitions and strategic partnerships.

The following individuals report directly to the CODM:

•	The Core Business operating segment co-managers:

o	(i) the Chief Commercial Officer (the “CCO”) (Mikhail Posrednikov) for the secondary real estate and the primary real estate business units;

August 12, 2021 Page 10

o	(ii) the Head of Secondary Real Estate Business Unit (Artem Glebov) for the secondary real estate business unit;

o	(iii) the Head of Primary Real Estate Business Unit (Viktoria Kovtun) for the primary real estate business unit; and

o	(iv) the Head of Commercial Real Estate Business Unit (Mikhail Vasilyev) for the commercial real estate business unit

•	The Head of Operating Segment Mortgage Marketplace (Dmitry Kamaldynov)

•	The Head of Operating Segment Valuation and Analytics (Sergey Palamarchuk)

•	The Head of Operating Segment C2C Rental (Svetlana Tyulbasheva)

•	The Head of Operating Segment End-to-End Offerings (Sergey Palamarchuk)

In addition to the direct reports described above, other individuals in corporate functions that support the Group as a whole report directly to the CODM. These other individuals that report to the CODM include:

•	The Chief Product Officer (Dmitriy Grigoryev)

•	The Chief Financial Officer (Mikhail Lukyanov);

•	The Chief Marketing Officer (Evgeniy Bondarev);

•	The Head of Human Resources (Ekaterina Kozhemyakina); and

•	The Chief Technical Officer (Alexey Chekanov).

In terms of the roles of the individuals reporting to the CODM:

•	The Heads of Secondary and Primary Real Estate Business Units are responsible for the day-to-day operations of their respective business units, their employees and operating performance. They prepare operating numbers and budget (see description in bullet six below) for their business units, for further review by the CODM (the CODM approves the budget on the operating segment and Group-level). They are also responsible for implementing any new initiatives and offerings in secondary real estate and primary real estate that are approved by the CODM for the Core Business operating segment.

•	The Chief Commercial Officer works closely with the Heads of Secondary and Primary Real Estate Business Units in daily operations, budget preparation and strategic development of the secondary and primary business units. He particularly focuses on sales operations within the secondary and primary business units. He is also responsible for implementing any new initiatives and offerings in secondary real estate and primary real estate that are approved by the CODM for the Core Business operating segment.

•	The Head of Commercial Real Estate Business Unit is responsible for the day-to-day operations of the commercial real estate business unit, its employees and operating performance. He prepares operating numbers and budget (see description in bullet six below) for his business unit, for further review by the CODM. He is also responsible for implementing any new initiatives and offerings in commercial real estate that are approved by the CODM for the Core Business operating segment.

•	The Head of Operating Segment Valuation and Analytics, the Head of Operating Segment C2C Rental and the Head of Operating Segment End-to-End Offerings are responsible for the day-to-day operations of their respective operating segments, their employees and operating performance. They prepare operating numbers and budget for their respective business units, for further approval by the CODM. They are also responsible for implementing any new initiatives and offerings that are approved by the CODM for their respective operating segments.

August 12, 2021 Page 11

•	The Chief Product Officer is responsible for the product development functions on the Group level and works closely with the operating segment heads in that area (in the same manner as the Chief Marketing Officer and the Head of Human Resources support all segments).

•	The Chief Financial Officer (the “CFO”) manages costs and focuses on Adjusted EBITDA, revenue, and other financial and operating metrics for the Group as a whole. The CODM and the CFO are the only individuals who manage the Group’s consolidated Adjusted EBITDA. The CFO also works with chiefs of corporate functions and the operating segment heads to coordinate overall budget proposals for the CODM. Our Head of Legal, Head of Capital Markets and Investor Relations, Head of Strategy, Head of Finance and Head of Business Analytics, among others, report directly to the CFO.

•	The Chief Marketing Officer is responsible for the Group-level marketing efforts. The Chief Marketing Officer also works closely with the operating segment heads in agreeing the estimated marketing budget. Part of budget for such costs is allocated directly to the operating segments and part is allocated as the Group-wide marketing budget.

•	The Head of Human Resources is responsible for the Group’s employees and works closely with the CODM and all heads of the operating segments in allocation of the relevant staff and support.

•	The Chief Technical Officer is responsible for the information technology (IT) and cybersecurity functions of the Group. He works closely with the CODM and all heads of the operating segments in addressing IT and cybersecurity concerns and advising on technological aspects in roll-outs of new offerings by the Group. Our Head of Cybersecurity reports directly to the Chief Technical Officer.

Third Bullet: Identify and describe the role of each of your segment managers.

Each of the Company’s operating segment heads (Core Business operating segment co-managers, the Head of Operating Segment Mortgage Marketplace, the Head of Operating Segment Valuation and Analytics, the Head of Operating Segment C2C Rental and the Head of Operating Segment End-to-End Offerings) reports directly to the CODM.

The following describes the roles of the operating segment managers and the information that each segment manager uses to manage the respective segments:

Core Business

•	Core Business Operating Segment Co-Manager – Artem Glebov, the Head of Secondary Real Estate Business Unit, is in charge of managing our secondary real estate business unit, including day-to-day operations, preparation of the budget (see description in bullet six below) and establishing and monitoring revenue and certain operating targets for the business unit (such as listings, average revenue per listing, and leads to agents and individual sellers). The final review of the budget and approval of those revenue and operating targets lies with the CODM.

August 12, 2021 Page 12

•	Core Business Operating Segment Co-Manager – Viktoria Kovtun, the Head of Primary Real Estate Business Unit, is in charge of managing our primary real estate business unit, including day-to-day operations, preparation of the budget (see description in bullet six below) and establishing and monitoring revenue and certain operating targets for the business unit (such as leads to developers and average price per lead to developers). The final review of the budget and approval of those revenue and operating targets lies with the CODM.

•	Core Business Operating Segment Co-Manager - Mikhail Posrednikov, the Chief Commercial Officer, works closely with the Heads of Secondary and Primary Real Estate Business Units. He co-manages revenue, costs and day-to-day operations of their business units. He particularly focuses on sales operations within the secondary and primary business units. He works together with the Heads of Secondary and Primary Real Estate Business Units to establish and monitor revenue and certain operating targets for the business units (such as listings, average revenue per listing, leads to agents and individual sellers, leads to developers and average price per lead to developers). He also provides input to the Heads of Secondary and Primary Real Estate Business Units in preparation of the budget for the respective business units.

All three co-segment managers are responsible for implementing any new initiatives and offerings in secondary real estate and primary real estate that are approved by the CODM for the Core Business operating segment.

•	Core Business Co-Segment Manager - Mikhail Vasilyev, the Head of Business Unit Commercial Real Estate, is in charge of managing our commercial real estate business unit, including preparation of the budget and establishing and monitoring revenue and certain operating targets for the business unit (such as listings, average revenue per listing and leads to agents and individual sellers). The final review of the budget and approval of those revenue and operating targets lies with the CODM.

The Core Business Operating Segment Co-Managers focus on operating metrics and revenue in their operations. They do not have any profitability information available to them with respect to the underlying business units. None of the Core Business Co-Segment Managers manages or evaluates the performance of operating segments comprising the Adjacent Services reportable segment.

Adjacent Services

•	Head of Operating Segment Mortgage Marketplace, Dmitry Kamaldynov, is responsible for managing the Mortgage Marketplace operations, including day-to-day operations, preparation of the budget (see description in bullet six below) and establishing and monitoring its revenue and certain operating targets (such as, for example, the average UMVs, the number of completed mortgage applications and mortgages signed).

•	Head of Operating Segment Valuation and Analytics, Sergey Palamarchuk, is responsible for managing the Valuation and Analytics operations, including day-to-day operations, preparation of the budget (see description in bullet six below) and establishing and monitoring its revenue and certain operating targets (such as, for example, the number of valuation requests).

•	Head of Operating Segment C2C Rental, Svetlana Tyulbasheva, is responsible for managing the Rental Deal operations, including day-to-day operations, preparation of the budget (see description in bullet six below) and establishing and monitoring its revenue and certain operating targets (such as, for example, the amount of subscribing renters and the number of leads).

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•	Head of Operating Segment End-to-End Offerings, Sergey Palamarchuk, is responsible for managing the End-to-End Offerings, including day-to-day operations, preparation of the budget (see description in bullet six below) and establishing and monitoring its revenue and certain operating targets (such as, for example, the amount of requests for online transaction services and Home Swap services).

The heads of operating segments comprising Adjacent Services do not have authority over: (i) the performance of the Company as a whole, other operating segments or business units, or (ii) the allocation of resources for the Company as a whole or between operating segments, which is the responsibility of the CODM.

Fourth Bullet: Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

The Company’s key operating decisions relate to the allocation of resources and investments for (i) the continued growth of the Core Business operating segment, (ii) the growth and development of the operating segments comprising the Adjacent Services (Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings) as well as (iii) development activities that will enable new product and service offerings, business models and strengthening of the Group’s platform. Consistently, decisions related to the launch of new offerings, markets or strategic partnerships are key operating decisions, all of which are made by the CODM.

In evaluating the performance of the Group’s operating segments and allocating resources, the CODM reviews: (i) profitability information from each operating segment (Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings), such as Adjusted EBITDA, (ii) revenues from each of the business units, (iii) costs (only certain costs are available at the business unit-level within the Core Business operating segment) and (iv) operating data from each of the business units (such as the number of listings). No discrete financial information is available at the business unit-level within the Core Business operating segment. Assets and liabilities are not allocated to the different operating segments for internal reporting purposes.

Performance measures used in the assessment of the Group and how its resources are allocated are as follows:

•	Adjusted EBITDA on a consolidated Group basis is used by the Company to assess overall profitability and level of investment across the consolidated Group. It is defined as an profit / (loss) for the period, adjusted to exclude income tax benefit, finance costs, finance income, foreign currency exchange loss, net, depreciation and amortization, share based payments under our equity-based incentive program consisting of phantom share options, and goodwill impairment, and further adjusted to include lease-related amortization and interest, capitalized development costs, and operating expense related to software licenses. Adjusted EBITDA is reviewed by the CODM and the CFO, who are responsible for managing the overall results of the Company.

•	Adjusted EBITDA for Core Business and Adjacent Services reportable segments is reviewed by the CODM in his assessment of the reportable segments (including Adjacent Services segment as a whole) and related decisions on resource allocations. The CODM looks at the total Adjacent Services Adjusted EBITDA, as the Group must carefully monitor and assess resources that can be used for new initiatives and start-ups. However, in the CODM’s strategic decisions whether, and to what extent, to develop a certain initiative, he relies on individual operating segment Adjusted EBITDA and does not receive any discrete financial information at a lower level.

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•	Adjusted EBITDA for each of the operating segments (Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings) is reviewed by the CODM in his assessment of each of the operating segments and related decisions on resource allocations.

o	No profit measures are available on the business unit-level within the Core Business operating segment.

•	Average UMV (Unique Monthly Visitors), Listings, Average revenue per listing, Leads to developers, Average revenue per lead to developers, Leads to agents and individual sellers are used by the Company to assess overall amount and volume of activity on the Group’s platform. Average UMV, Listings, Average revenue per listing, Leads to developers, Average revenue per lead to developers, Leads to agents and individual sellers are reviewed by the CODM.

•	Revenue, which is a measure used by the Company to assess overall top-line performance of the Group. Revenue is reviewed by the CODM for the Group as a whole, for each of the business units.

As mentioned above, the CODM is responsible for review of the performance measures at the operating segment level and at the consolidated Group level. Before the contemplated offering, the Company’s board of directors (the board of Solaredge Holdings Limited) did not make decisions regarding allocating resources and did not review any operational or profitability measures for the Group or any of its operating segments. Following the contemplated offering, the Company’s board of directors is expected to review the financial performance measures that are reviewed by the CODM on a quarterly basis.

Fifth Bullet: Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

Below is the outline of the frequency and type of the CODM’s meetings:

•	Weekly and ad hoc one-on-one meetings: These meetings are held with the CODM’s direct subordinates and other members of the Group’s management, if needed (as a group and as one-on-one meetings, if needed) to obtain updates on general operating progress and key initiatives, including, people, development and strategy. These reviews are operational in nature and financial information is not regularly prepared for these meetings. Typically there are weekly written reports (containing operating metrics and revenue), which are prepared semi-automatically by the Group’s finance team.

•	Monthly written reports: The CODM receives and reviews a monthly written report containing operating metrics, revenues and personnel expenses for each of the operating segments (revenue and costs are split by business units noting that only certain limited costs are able to be allocated to the business units within the Core Business operating segment). The report also contains a consolidated Adjusted EBITDA for the Group. These written reports are prepared semi-automatically by the Group’s finance team. The CODM and his direct reports typically are not scheduled to meet on a monthly basis.

•	Quarterly business review meetings: These meetings consist of two parts:

o	Meetings with the CODM’s direct reports (and other members of the Group, if necessary) to discuss operating performance of each operating segment where the heads of the respective segments present to the CODM the results of operations for the quarter and plans for the next quester. Any other strategic plans, developments or concerns from the operating segments or the Group as a whole are also discussed at those meetings, and

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o	Formal reports with profitability measures for each of the operating segments, which are prepared by the Group’s Chief Financial Officer and sent to CODM. They are discussed with the CODM as necessary. These reports are prepared on a quarterly and annual basis from 2021; prior to 2021, they were prepared on an annual basis only.

There is no discussion of profitability metrics, like EBITDA for the primary, secondary, and commercial real estate business units, as this financial information is not available for these business units, nor is there any discussion of regional profitability metrics within any of the business units, operating segments or reportable segments for the same reason (namely, the information is not available).

•	Annual Strategy Meeting and Budget Defense Meeting: These are two separate meetings, which are attended by the CODM, the Chief Financial Officer and the heads of operating segments to discuss the annual strategy and the budget for the next year (the budgeting process described in the sixth bullet below), respectively. The annual results are discussed as part of the quarterly business review meeting, typically in the first quarter of a subsequent year.

Sixth Bullet: Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The budget process begins in the fourth quarter with total revenue and consolidated Adjusted EBITDA targets that are first approved by the CODM. In order to achieve specific consolidated-level targets for the Group, such as revenue and Adjusted EBITDA, the CODM has the authority to set targets and allocate resources in the budget for each of the business units.

The Group’s budget consists of: (i) the top line revenue budget, which is collected and presented to the CFO by the respective heads of the operating segments, and (ii) costs (including marketing, HR, IT and others), which are compiled at the Group level. All these are consolidated by the CFO and presented to the CODM for approval.

The respective heads of the operating segments (including the Core Business Operating Segment Co-Managers) are responsible for preparing and presenting their proposed budgets for the CODM’s review (the CODM approves the budget on the operating segment and Group-level). The respective heads of the operating segments have the following information on the business unit level: revenue, operational measures and only certain costs. In the process of budget preparation, the heads of operating segments coordinate with the CFO and other corporate departments (for example, marketing, in order to ensure that the marketing budget allocated is properly split between operating segments and for the Group-level brand marketing).

Once the budget estimates are done, the heads of the operating segments (including the Core Business Operating Segment Co-Managers who present budgets for secondary, primary and commercial business units) present the budgets for the CODM’s approval and discuss it at the at the annual budget defense meeting. The CODM is provided with supporting information for the budget calculations and has the opportunity to ask questions and discuss the budget expectations with the respective heads of the operating segments (including the Core Business Operating Segment Co-Managers for their budgets for the respective business units). The CODM then approves budgets for the operating segments and the consolidated budget for the full Group. The CODM sets the overall Group budget target.

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The annual budget is re-assessed on a quarterly basis and only if there are deviations in revenue above a certain threshold. The budget is also impacted by strategic considerations as well as external factors such as macroeconomic environment and competition. Other changes to the budget during the year are made only for significant changes, such as acquisitions, divestitures, and other new business initiatives. Any changes to reflect revised allocations to the products are communicated by the heads of the operating segments downward within their own teams.

Seventh Bullet: Describe the basis for determining the compensation for each individual that reports to the CODM.

Compensation of the Group’s executives is designed to attract and retain a highly talented team with shared interests. A part of the compensation package for the Group’s executives is contingent on the attainment of certain key objectives of the Group, such as the overall consolidated financial performance.

The compensation structure of the CODM’s reports is similar and consists of three key parts:

•	base salary;

•	annual bonus based on the overall performance of the Group during the year and the achievement of certain operational targets (such as the average UMVs and the number of leads); and

•	stock-based awards that are time-vested and also vest upon certain events, such as consummation of the Company’s initial public offering.

16.	Additionally, please describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also, describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed. In this regard, we note that you present Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other Regions and you disclose on page 68 that “these measures are used by [y]our management to monitor the underlying performance of the business and the operations.” We also note that you disclose several metrics on page 88 for Moscow and the Moscow region separately from Other Regions. Tell us whether the CODM or the Board of Directors receives any profitability information for Moscow and the Moscow region separately from the Other region. If so, describe the nature, type and frequency of that information.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•	Certain financial information is reviewed by the CODM at the operating segment level (Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings). For further details, including the frequency of his review, the Company respectfully directs the Staff to its response in fifth bullet of comment 15 above.

•	Before the contemplated offering, the Company’s board of directors (the board of Solaredge Holdings Limited) did not make decisions regarding allocating resources and did not review any operational or profitability measures for the Group or any of its operating segments. Following the contemplated offering, the Company’s board of directors is expected to review the performance measures noted in response to the fifth bullet points in the Staff’s comment 15 above.

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•	The financial information regularly reviewed by the CODM includes consolidated Adjusted EBITDA, Adjusted EBITDA by reportable segment (Core Business and Adjacent Services) and Adjusted EBITDA by operating segment (Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings). The CODM also reviews operating metrics (such as listings), revenue and certain costs by business unit (only certain limited costs are available at the business unit-level within the Core Business operating segment). As such no profitability information, such as Adjusted EBITDA, is available on the business unit-level within the Core Business operating segment.

The CODM does not review Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions. The Company has revised page 70 and elsewhere of the Amended Draft Registration Statement to that end. However, the CODM reviews revenues and operating metrics for Moscow and the Moscow region and other regions.

While the Group operates across Russian regions, it started its operations in Moscow. Moscow and the Moscow region currently represent a large portion of the Group’s operations. The Group believes that Moscow and the Moscow region also differ from other regional markets in terms of the Group’s competitive position, as the Group has a particularly strong position in that region. Also the Group believes that it may be useful to separately disclose the Moscow and Moscow region Adjusted EBITDA due to the different trends observed in this market because of the greater maturity of the Group's business in this region. As such, the Group believes that Core Business Adjusted EBITDA for Moscow and the Moscow region may provide useful information to its potential investors for understanding and evaluating the Group’s business and results, assessing the Group’s geographic performance and forming a better view of the trends. However, this regional EBITDA metric is included to provide information for potential investors only; it is not a profitability metric regularly reviewed by the CODM.

The Company also advises the Staff that, except as noted above, the financial information regularly reviewed by the CODM does not include any other measure of performance by operating segment, product or region.

17.	You disclose the Adjacent Services segment contains three separate operating segments that are aggregated to a single reportable segment. Please tell us what the operating segments are and provide us with a detailed analysis that supports the aggregation of these operating segments in accordance with paragraph 12 of IFRS 8.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for the historical period presented in the Amended Draft Registration Statement, the Company aggregated three (3) operating segments (Mortgage Marketplace, Valuation and Analytics and C2C Rental) in its reportable segment Adjacent Services. Starting from the first half of 2021, the Group has added “End-to-End Offerings” as another business unit and operating segment, which it also plans to aggregate under the Adjacent Services reportable segment in its next financial statements. The Company respectfully directs the Staff to bullet one in the response it provided to the Staff’s comment 15 above for further details on the Company’s segments.

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The Company advises the Staff that it has carefully evaluated all segmentation and aggregation criteria set out in IFRS 8. Specifically, the Company considered that IFRS 8 requires an entity to firstly identify their operating segments and then determine which of their operating segments require disclosure in the annual report (i.e., reportable segments). IFRS 8 takes a “management review” approach to segmental reporting and requires that operating segments be identified and measured on the same basis as financial information is reported internally for the purpose of allocating resources between segments and assessing their performance.

In accordance with IFRS 8.5, an operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	for which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.

In the table below, the Company sets out for the Staff the summary analysis of the criteria per IFRS 8.5 for each of the business units of the Group:

Criteria	Secondary Real Estate	Primary Real Estate	Commercial Real Estate	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to- End Offerings
(a)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
(b)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
(c)	No	No	No	Yes	Yes	Yes	Yes

In accordance with IFRS 8.11 an entity shall report separately information about each operating segment that:

(a)	has been identified in accordance with paragraphs 5–10 of IFRS 8 or results from aggregating two or more of those segments in accordance with paragraph 12 of IFRS 8, and

(b)	exceeds the quantitative thresholds in paragraph 13 of IFRS 8.

Aggregation criteria

The Company performed an analysis on whether it can aggregate operating segments representing Adjacent Services (Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings) into one operating segment based on the requirements set out in IFRS 8.12.

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IFRS 8.12 says that “[t]wo or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the core principle of this IFRS, the segments have similar economic characteristics, and the segments are similar in each of the following respects:

(a)	the nature of the products and services;

(b)	the nature of the production processes;

(c)	the type or class of customer for their products and services;

(d)	the methods used to distribute their products or provide their services; and

(e)	if applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.”

The Company performed the following analysis of the aggregation criteria for the operating segments comprising Adjacent Services:

Economic characteristics

The Company believes that all four operating segments comprising Adjacent Services show similar economic characteristics:

•	They all are a “start-up” in nature, currently incurring mostly expenses related to their further development, marketing and roll-out. They have comparable profit / (loss) margins. They also involve similar economic risks and hence are likely to have similar implications for the prospects for future net cash inflows to the entity or net cash outflows.

•	The underlying nature of their operations and team composition is very similar in that each of those operating segments consists of relatively small specialist teams focused on development and roll-out of a particular offering (such as Mortgage Marketplace or C2C Rental).

Other criteria

(a)	The nature of products and services: The Company believes that the nature of the products and services is similar across each of Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings, as these services are the Group’s strategic initiatives (products and service offerings), newly launched and dynamically developing. All of the services and product offerings included in those segments are of a “start-up” nature, as compared to the mature and established offerings provided as part of the Group “Core Business” segment in different real estate markets (secondary, primary and commercial).

In all operating segments comprising the Adjacent Services segment, the Group derives its revenues from fees charged to its customers, users and partners, such as banks and other real estate service providers, for services that facilitate more efficient real estate transactions, and provide valuable market insights, such as the Group’s mortgage intermediary services (Mortgage Marketplace), the Group’s information analytical and property valuation services (Valuation and Analytics), services to facilitate real estate rentals (C2C Rental) and the Group’s Online Transaction Services and Home Swap services (End-to-End Offerings).

(b)	The nature of the production processes: The Company believes that the nature of the production processes is similar, as Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings are each led by newly formed dedicated teams, which are specifically built around their respective product and service offerings. Their goals and key performance indicators are focused primarily on the development of new products, creativity and growth. All of those segments also use the same core IT platform and systems. They are supported by the same development personnel.

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(c)	The type or class of customer for their products and services: The Company believes that the customers for all four of the operating segments (Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings) are primarily the professional and private users visiting the Group’s platform, who are united by their interest in reaching the other platform users or receiving certain real estate information or services. Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings are dynamic and developing in nature and, across all four of these operating segments, the Group is continuously looking for new ways to engage and monetize various groups of its platform users.

(d)	The methods used to distribute their products or provide their services: The Company believes that all services provided through the operating segments Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings are derived from usage of the Group’s overall online real estate platform and its data; and

(e)	The company belies that this criterion is not applicable to the Group’s business as that there is no specific regulatory environment for the services it offers as part of operating segments Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings.

As each of the aggregation criteria of IFRS 8.12 is satisfied, the Company concluded that it can aggregate the operating segments representing Adjacent Services into one operating segment per IFRS 8.

Quantitative thresholds

The Company advises the Staff that currently: (i) only Core Business operating segment exceeds 10% threshold by revenue and (ii) each of the operating segments (Core Business and Adjacent Services) exceeds 10% threshold by profitability. As such, the Company reports the two operating segments separately. The Company does not assess asset or liability information on a segment basis.

Note 16. Share-based Compensation, page F-30

18.	You disclose that participants in your long-term incentive program are entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering. Please revise to disclose the estimated amount of such payment and the related expense that will be recognized upon closing of this initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that as of December 31, 2020, the Company’s management did not consider any potential initial public offering path advanced enough for it to qualify as a liquidity event. Thus, from the management’s perspective, the Company did not deem it to rise to the level of a required IAS 1 disclosure. This liquidity event and options issued in 2021 will be reflected in the Group’s interim consolidated financial statements as of and for the six months ended June 30, 2021.

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19.	Please tell us and revise your disclosures to clarify whether the difference in the sum of the fair values of each award outstanding and the amount of the share-based payment liabilities as of December, 31, 2020 relates to the liquidity event payments.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully direct the Staff to the response provided to comment 18 above. This liquidity event and options issued in 2021 will be reflected in the Group’s interim consolidated financial statements as of and for the six months ended June 30, 2021. The Company plans to include this financial information in a subsequent amended registration statement. The Company would also like to clarify that there is an immaterial difference in amount of RUB 6 million due to rounding as the amount of awards outstanding is presented in the Amended Registration Statement as a rounded figure, but actually it is a fractional figure.

Note 21. Events After the Reporting Period, page F-38

20.	Revise to disclose the fair value of the 32.1 share-based compensation awards granted in January and March 2021.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully direct the Staff to the response provided to comment 18 above. This liquidity event and options issued in 2021 will be reflected in the Group’s interim consolidated financial statements as of and for the six months ended June 30, 2021.

General

21.	Please file the following agreements as exhibits to the registration statement or tell us why you believe they are not material:

•	The share purchase agreement for the sale and purchase of the entire share capital of the N1 Group;

•	The framework agreement related to the advertising with HeadHunter, an associate of Elbrus Capital; and

•	The Investment Agreement with Onlypiece Trading Limited, Stonebridge 2020 Offshore Holdings II, L.P., Stonebridge 2020 L.P., ELQ Investors II Ltd and Otaga Limited.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it filed the following agreements as respective Exhibits 10.4 and 10.5 to the Amended Registration Statement: (i) share purchase agreement related to the N1 Acquisition and (ii) the English translation of the framework agreement related to the advertising with HeadHunter.

With respect to the abovementioned Investment Agreement, the Company respectfully advises the Staff that the Company believes that agreement is not material because:

•	The agreement has been entered into with some of the Company’s shareholders in order for the Company to secure funding for the N1 Acquisition. Per the structure of the agreement as set out in the Amended Registration Statement, (i) the shareholders provided funds for the N1 Acquisition in the form of a shareholder loan and (ii) the shareholders then subscribed for the Company’s shares in two tranches by setting off their obligations to pay the share price against the Company’s obligation to repay the loan.

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•	The N1 Acquisition was completed on February 5, 2021. The shareholder loan has been converted into outstanding equity for the shareholders, which is already reflected in the respective share ownership tables in the Amended Registration Statement.

•	Except for the standard time-limited warranties and indemnities, the parties have no outstanding obligations under the agreement.

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	(via email)

Maxim Melnikov, Solaredge Holdings Limited

Mikhail Lukianov, Solaredge Holdings Limited

Varvara Kiseleva, Solaredge Holdings Limited